Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2013	October 31, 2012	July 31, 2012	April 30, 2012	January 31, 2012
Interest, Dividend and Fee Income
Loans	$2,741	$2,786	$2,807	$2,680	$2,868
Securities	576	570	568	536	591
Deposits with banks	61	58	72	64	45
	3,378	3,414	3,447	3,280	3,504
Interest Expense
Deposits	666	700	680	570	628
Subordinated debt	35	32	37	47	49
Capital trust securities (Note 12)	12	12	12	11	16
Other liabilities	449	525	493	532	493
	1,162	1,269	1,222	1,160	1,186
Net Interest Income	2,216	2,145	2,225	2,120	2,318
Non-Interest Revenue
Securities commissions and fees	280	282	276	303	285
Deposit and payment service charges	225	230	232	227	240
Trading revenues	223	312	140	228	345
Lending fees	188	175	169	137	160
Card fees	177	181	186	174	167
Investment management and custodial fees	172	186	188	179	172
Mutual fund revenues	187	168	161	159	159
Underwriting and advisory fees	166	111	123	130	78
Securities gains, other than trading	26	56	14	40	42
Foreign exchange, other than trading	37	35	28	51	39
Insurance income	107	144	40	105	46
Other	77	151	96	106	66
	1,865	2,031	1,653	1,839	1,799
Total Revenue	4,081	4,176	3,878	3,959	4,117
Provision for Credit Losses (Note 3)	178	192	237	195	141
Non-Interest Expense
Employee compensation (Note 15)	1,475	1,454	1,337	1,391	1,446
Premises and equipment	455	527	473	461	455
Amortization of intangible assets	87	88	86	82	83
Travel and business development	123	129	116	118	128
Communications	72	78	79	72	72
Business and capital taxes	10	13	10	11	12
Professional fees	126	168	161	141	123
Other	242	244	222	223	235
	2,590	2,701	2,484	2,499	2,554
Income Before Provision for Income Taxes	1,313	1,283	1,157	1,265	1,422
Provision for income taxes	265	201	187	237	313
Net Income	$1,048	$1,082	$970	$1,028	$1,109
Attributable to:
Bank shareholders	1,030	1,064	951	1,010	1,090
Non-controlling interest in subsidiaries	18	18	19	18	19
Net Income	$1,048	$1,082	$970	$1,028	$1,109
Earnings Per Share (Canadian $) (Note 16)
Basic	$1.53	$1.59	$1.42	$1.52	$1.65
Diluted	1.53	1.59	1.42	1.51	1.63

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2013 • 33

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2013	October 31, 2012	July 31, 2012	April 30, 2012	January 31, 2012
Net income	$1,048	$1,082	$970	$1,028	$1,109
Other Comprehensive Income (Loss)
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income tax (provision) recovery of $6, $(12), $(9), $(2) and $10)	(18)	22	26	6	(30)
Reclassification to earnings of (gains) losses in the period (net of income tax provision (recovery) of $5, $14, $14, $(11) and $22)	(15)	(39)	14	(23)	(33)
	(33)	(17)	40	(17)	(63)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $21, $(7), $(63), $99 and $(19))	(58)	15	177	(300)	46
Reclassification to earnings of (gains) on cash flow hedges (net of income tax provision of $12, $14, $9, $15 and $nil)	(34)	(40)	(29)	(38)	-
	(92)	(25)	148	(338)	46
Net gain (loss) on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	(34)	(63)	260	(255)	133
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $(7), $(5), $24, $(23) and $17)	19	17	(70)	66	(48)
	(15)	(46)	190	(189)	85
Other Comprehensive Income (Loss)	(140)	(88)	378	(544)	68
Total Comprehensive Income	$908	$994	$1,348	$484	$1,177
Attributable to:
Bank shareholders	890	976	1,329	466	1,158
Non-controlling interest in subsidiaries	18	18	19	18	19
Total Comprehensive Income	$908	$994	$1,348	$484	$1,177

The accompanying notes are an integral part of these interim consolidated financial statements.

34 • BMO Financial Group First Quarter Report 2013

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31, 2013	October 31, 2012	July 31, 2012	April 30, 2012	January 31, 2012
Assets
Cash and Cash Equivalents	$31,519	$19,941	$33,592	$34,117	$39,553
Interest Bearing Deposits with Banks	6,149	6,341	5,995	7,010	7,603
Securities
Trading	73,580	70,109	70,045	71,432	71,018
Available-for-sale (Note 2)	52,541	56,382	59,297	54,906	54,545
Held-to-maturity	1,280	875	-	-	-
Other	961	958	877	781	825
	128,362	128,324	130,219	127,119	126,388
Securities Borrowed or Purchased Under Resale Agreements	52,957	47,011	47,453	43,349	43,236
Loans (Notes 3 and 6)
Residential mortgages	89,025	87,870	85,595	82,260	81,317
Consumer instalment and other personal	61,531	61,436	60,792	60,002	59,688
Credit cards	7,683	7,814	7,837	7,861	7,871
Businesses and governments	93,965	90,402	90,952	88,704	88,091
	252,204	247,522	245,176	238,827	236,967
Customers’ liability under acceptances	8,626	8,019	8,013	7,406	6,782
Allowance for credit losses (Note 3)	(1,672)	(1,706)	(1,755)	(1,807)	(1,756)
	259,158	253,835	251,434	244,426	241,993
Other Assets
Derivative instruments	42,548	48,071	52,263	46,760	58,219
Premises and equipment	2,165	2,120	2,059	2,033	2,020
Goodwill (Note 9)	3,728	3,717	3,732	3,702	3,656
Intangible assets	1,534	1,552	1,572	1,541	1,558
Current tax assets	1,391	1,293	1,141	2,187	1,504
Deferred tax assets	2,792	2,906	3,000	2,820	3,090
Other	9,962	10,338	9,788	10,439	9,440
	64,120	69,997	73,555	69,482	79,487
Total Assets	$542,265	$525,449	$542,248	$525,503	$538,260
Liabilities and Equity
Deposits (Note 10)
Banks	$21,959	$17,290	$23,314	$22,508	$20,150
Businesses and governments	202,267	185,182	183,698	171,539	173,852
Individuals	126,699	121,230	121,956	122,020	122,555
	350,925	323,702	328,968	316,067	316,557
Other Liabilities
Derivative instruments	43,516	48,736	53,132	46,472	55,157
Acceptances	8,626	8,019	8,013	7,406	6,782
Securities sold but not yet purchased	21,439	23,439	22,523	23,834	21,269
Securities lent or sold under repurchase agreements	37,709	39,737	47,145	46,076	51,952
Current tax liabilities	304	404	294	1,017	634
Deferred tax liabilities	163	171	191	207	225
Other	44,535	46,596	48,029	50,295	51,342
	156,292	167,102	179,327	175,307	187,361
Subordinated Debt (Note 11)	4,064	4,093	4,107	5,276	5,362
Capital Trust Securities (Note 12)	451	462	450	462	450
Equity
Share capital (Note 13)	14,492	14,422	14,213	14,033	14,260
Contributed surplus	214	213	216	215	119
Retained earnings	14,068	13,540	12,977	12,512	11,986
Accumulated other comprehensive income	340	480	568	190	734
Total shareholders’ equity	29,114	28,655	27,974	26,950	27,099
Non-controlling interest in subsidiaries	1,419	1,435	1,422	1,441	1,431
Total Equity	30,533	30,090	29,396	28,391	28,530
Total Liabilities and Equity	$542,265	$525,449	$542,248	$525,503	$538,260

The accompanying notes are an integral part of these interim consolidated financial statements.	Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2013 • 35

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2013	January 31, 2012
Preferred Shares
Balance at beginning of period	$2,465	$2,861
Balance at End of Period	2,465	2,861
Common Shares
Balance at beginning of period	11,957	11,332
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	37	46
Issued under the Stock Option Plan	33	21
Balance at End of Period	12,027	11,399
Contributed Surplus
Balance at beginning of period	213	113
Stock option expense/exercised	1	6
Balance at End of Period	214	119
Retained Earnings
Balance at beginning of period	13,540	11,381
Net income attributable to Bank shareholders	1,030	1,090
Dividends – Preferred shares	(33)	(37)
– Common shares	(469)	(448)
Balance at End of Period	14,068	11,986
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	265	322
Unrealized losses on available-for-sale securities arising during the period (net of income tax recovery of $6 and $10)	(18)	(30)
Reclassification to earnings of (gains) in the period (net of income tax provision of $5 and $22)	(15)	(33)
Balance at End of Period	232	259
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	142	311
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $21 and $(19))	(58)	46
Reclassification to earnings of (gains) on cash flow hedges (net of income tax provision of $12 and $nil)	(34)	-
Balance at End of Period	50	357
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	73	33
Unrealized gain (loss) on translation of net foreign operations	(34)	133
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $(7) and $17)	19	(48)
Balance at End of Period	58	118
Total Accumulated Other Comprehensive Income	340	734
Total Shareholders’ Equity	$29,114	$27,099
Non-controlling Interest in Subsidiaries
Balance at beginning of period	1,435	1,483
Net income attributable to non-controlling interest	18	19
Dividends to non-controlling interest	(31)	(31)
Other	(3)	(40)
Balance at End of Period	1,419	1,431
Total Equity	$30,533	$28,530

The accompanying notes are an integral part of these interim consolidated financial statements.

36 • BMO Financial Group First Quarter Report 2013

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2013	January 31, 2012
Cash Flows from Operating Activities
Net income	$1,048	$1,109
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	-	1
Net (gain) on securities, other than trading	(26)	(43)
Net (increase) in trading securities	(3,464)	(1,106)
Provision for credit losses (Note 3)	178	141
Change in derivative instruments – (increase) decrease in derivative asset	5,728	(3,183)
– increase (decrease) in derivative liability	(5,327)	4,251
Amortization of premises and equipment	90	92
Amortization of intangible assets	87	83
Net decrease in deferred income tax asset	110	282
Net (decrease) in deferred income tax liability	(8)	(89)
Net (increase) in current income tax asset	(104)	(166)
Net increase (decrease) in current income tax liability	(100)	42
Change in accrued interest – (increase) decrease in interest receivable	127	(10)
– (decrease) in interest payable	(68)	(112)
Changes in other items and accruals, net	(875)	(1,428)
Net increase in deposits	27,932	11,744
Net (increase) in loans	(4,693)	(3,323)
Net increase (decrease) in securities sold but not yet purchased	(2,000)	1,077
Net increase (decrease) in securities lent or sold under repurchase agreements	(2,034)	19,934
Net (increase) in securities borrowed or purchased under resale agreements	(5,945)	(5,256)
Net Cash Provided by Operating Activities	10,656	24,040
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	(176)	18
Proceeds from issuance (maturities) of Covered Bonds (Note 10)	(1,354)	2,000
Redemption of Capital Trust Securities (Note 12)	-	(400)
Proceeds from issuance of common shares	34	23
Cash dividends paid	(466)	(441)
Dividends paid to non-controlling interest	(31)	(31)
Net Cash Provided by (Used In) Financing Activities	(1,993)	1,169
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	188	(1,611)
Purchases of securities, other than trading	(5,193)	(10,749)
Maturities of securities, other than trading	3,794	2,878
Proceeds from sales of securities, other than trading	3,923	4,568
Premises and equipment – net purchases	(138)	(45)
Purchased and developed software – net purchases	(64)	(73)
Acquisitions (Note 8)	401	-
Net Cash Provided by (Used in) Investing Activities	2,911	(5,032)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	4	(300)
Net Increase in Cash and Cash Equivalents	11,578	19,877
Cash and Cash Equivalents at Beginning of Period	19,941	19,676
Cash and Cash Equivalents at End of Period	$31,519	$39,553
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$29,679	$37,731
Cheques and other items in transit, net	1,840	1,822
	$31,519	$39,553
Supplemental Disclosure of Cash Flow Information:
Net cash provided by operating activities include:
Amount of Interest paid in the period	$1,227	$1,300
Amount of Income taxes paid in the period	$335	$179
Amount of interest and dividend income received in the period	$3,484	$3,466

The accompanying notes are an integral part of these interim consolidated financial statements.	Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2013 • 37

 Notes to Consolidated Financial Statements

  January 31, 2013 (Unaudited)

  Note 1: Basis of Presentation

Bank of Montreal (the “bank”), is a public company incorporated in Canada having its registered office in Montreal, Canada. The bank is a highly diversified financial services provider and provides a broad range of retail banking, wealth management and investment banking products and services.

These interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of

Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2012 as set out on pages 124 to 181 of our 2012 Annual Report.

During the quarter ended January 31, 2013, there were no changes in our IFRS accounting policies.

These interim consolidated financial statements were authorized for issue by the Board of Directors on February 26, 2013.

  Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)	January 31, 2013				October 31, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Issued or guaranteed by:
Canadian federal government	16,041	209	40	16,210	17,050	265	38	17,277
Canadian provincial and municipal governments	2,703	25	3	2,725	2,642	39	1	2,680
U.S. federal government	7,430	83	5	7,508	10,010	89	-	10,099
U.S. states, municipalities and agencies	4,179	60	5	4,234	3,771	83	7	3,847
Other governments	6,036	10	5	6,041	6,591	10	5	6,596
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	259	2	-	261	432	3	-	435
Mortgage-backed securities and collateralized mortgage obligations – U.S.	6,071	59	4	6,126	6,324	78	14	6,388
Corporate debt	8,108	158	8	8,258	7,724	169	18	7,875
Corporate equity	1,121	61	4	1,178	1,129	59	3	1,185
Total	51,948	667	74	52,541	55,673	795	86	56,382

  (1) These amounts are supported by insured mortgages.

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at January 31, 2013, there was a $253 million ($220 million as at January 31, 2012) allowance for credit losses related to other credit instruments included in other liabilities.

38 • BMO Financial Group First Quarter Report 2013

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	January 31, 2013	January 31, 2012	January 31, 2013	January 31, 2012	January 31, 2013	January 31, 2012	January 31, 2013	January 31, 2012	January 31, 2013	January 31, 2012
Specific Allowance at beginning of period	76	74	62	59	338	426	-	-	476	559
Specific provision for credit losses	35	8	161	160	(18)	(46)	-	-	178	122
Recoveries	2	33	35	38	121	152	-	-	158	223
Write-offs	(25)	(44)	(196)	(192)	(105)	(141)	-	-	(326)	(377)
Foreign exchange and other	(6)	1	2	(2)	(15)	(27)	-	-	(19)	(28)
Specific Allowance at end of period	82	72	64	63	321	364	-	-	467	499

Collective Allowance at beginning of period	47	36	624	565	759	817	30	34	1,460	1,452
Collective provision for credit losses	5	-	(6)	59	6	(29)	(5)	(11)	-	19
Foreign exchange and other	-	-	-	-	(2)	6	-	-	(2)	6
Collective Allowance at end of period	52	36	618	624	763	794	25	23	1,458	1,477
Total Allowance	134	108	682	687	1,084	1,158	25	23	1,925	1,976
Comprised of: Loans	122	106	682	687	843	940	25	23	1,672	1,756
Other credit instruments	12	2	-	-	241	218	-	-	253	220

Interest income on impaired loans of $34 million was recognized for the quarter ended January 31, 2013 ($37 million for the quarter ended January 31, 2012).

FDIC Covered Loans

Certain loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the quarter ended January 31, 2013, we recorded new provisions for credit losses and recoveries of $(1.3) million and $12.5 million, respectively, related to AMCORE loans (provisions for credit losses and recoveries of $(2.1) million and $(1.7) million, respectively, for the quarter ended January 31, 2012). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

Purchased Performing Loans

As at January 31, 2013, the remaining amount of purchased performing loans on the balance sheet was $19.4 billion ($21.1 billion as at October 31, 2012). As at January 31, 2013, the remaining credit mark on performing term loans, revolving loans and other performing loans was $684 million, $259 million and $19 million, respectively ($849 million, $301 million, and $23 million, respectively as at October 31, 2012). Of the total credit mark for performing loans of $962 million, $511 million

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instruments risks are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

will be amortized over the remaining life of the portfolio. The portion that will not be amortized is $451 million, and this amount will be recognized in either net interest income or collective provision for credit losses as loans are repaid or changes in the credit quality of the portfolio occur.

Purchased Credit Impaired Loans (“PCI Loans”)

As at January 31, 2013, the remaining amount of purchased credit impaired loans on the balance sheet was $1.1 billion ($1.2 billion as at October 31, 2012). As at January 31, 2013, the remaining credit mark related to purchased credit impaired loans was $405 million ($445 million as at October 31, 2012).

Unfunded Commitments and Letters of Credit Acquired

As part of our purchase of Marshall and Ilsley Corporation (“M&I”) we recorded a liability related to unfunded commitments and letters of credit.

As at January 31, 2013, the remaining credit mark on unfunded commitments and letters of credit acquired was $74 million ($99 million as at October 31, 2012).

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.

BMO Financial Group First Quarter Report 2013 • 39

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at January 31, 2013 are outlined in the Risk Management section on pages 10 to 13 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

Note 5: Guarantees

In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $12,071 million as at January 31, 2013 ($11,851 million as at October 31, 2012). The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

    As at January 31, 2013, $31 million ($29 million as at October 31, 2012) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties (See Note 3). No other amount was included in our Consolidated Balance Sheet as at January 31, 2013 and October 31, 2012 related to these standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

    The maximum amount payable under these backstop and other liquidity facilities totalled $4,899 million as at January 31, 2013 ($4,467 million as at October 31, 2012). As at January 31, 2013, $107 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($107 million as at October 31, 2012).

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities.

Senior Funding Facilities

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $295 million as at

January 31, 2013 ($295 million as at October 31, 2012). No amounts were drawn as at January 31, 2013 or October 31, 2012.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when they require the issuer to make payments to reimburse the holder for a loss incurred because a debtor fails to make payment when due under the terms of a debt instrument. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

    Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $22,475 million as at January 31, 2013 ($24,126 million as at October 31, 2012). The terms of these contracts range from less than one year to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $130 million as at January 31, 2013 ($156 million as at October 31, 2012).

Exchange and Clearinghouse Guarantees

We are a member of several securities and futures exchanges and clearinghouses. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member, an amount related to our contribution to a member’s guarantee fund, or an amount specified in the membership agreement. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of loss to be remote.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. As part of the acquisition of M&I, we acquired a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned

40 • BMO Financial Group First Quarter Report 2013

securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100% of the fair value of the securities and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was

$4,799 million as at January 31, 2013 ($4,343 million as at October 31, 2012). No amount was included in our Consolidated Balance Sheet as at January 31, 2013 and October 31, 2012 related to these indemnifications.

Note 6: Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts

(“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

The following table shows the carrying amounts related to securitization activities with third parties that are recorded on our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset on the balance sheet:

(Canadian $ in millions)		January 31, 2013	(1) (2)		October 31, 2012
	Carrying amount of assets	Associated liabilities		Carrying amount of assets	Associated liabilities
Available-for-sale securities	255			428
Residential mortgages	9,376			9,020
	9,631			9,448
Other Related Assets	10,643			11,105
Total	20,274	19,868		20,553	20,312
(1)	The fair value of the securitized assets is $20,476 million and the fair value of the associated liabilities is $20,235 million, for a net position of $241 million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	During the quarter ended January 31, 2013, we sold $1,016 million of loans to third-party securitization programs ($1,385 million during the quarter ended January 31, 2012).

Certain comparative figures have been reclassified to conform with current period’s presentation.

The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

Note 7: Special Purpose Entities

Total assets in our unconsolidated special purpose entities (“SPEs”) and our exposure to losses are summarized in the following table:

(Canadian $ in millions)	January 31, 2013						October 31, 2012
	Exposure to loss					Total assets	Exposure to loss					Total assets
	Undrawn facilities (1)	Drawn facilities and loans provided	Securities held	Derivative assets	Total		Undrawn facilities (1)	Drawn facilities and loans provided	Securities held	Derivative assets	Total
Unconsolidated SPEs
Canadian customer securitization vehicles (2)	4,134	-	106	-	4,240	2,898	3,691	-	118	-	3,809	2,697
Structured finance vehicles	na	na	11,201	-	11,201	32,141	na	na	10,324	-	10,324	26,500
Total	4,134	-	11,307	-	15,441	35,039	3,691	-	10,442	-	14,133	29,197
(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at January 31, 2013 and October 31, 2012.
(2)	Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.

na - not applicable

BMO Financial Group First Quarter Report 2013 • 41

Total assets in our consolidated SPEs and our exposure to losses are summarized in the following table:

(Canadian $ in millions)	January 31, 2013										October 31, 2012
				Exposure to loss		Total assets					Exposure to loss	Total assets
	Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total (1)		Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total (1)
Consolidated SPEs
Canadian customer securitization vehicles	5	-	587	-	592	587	7	-	574	-	581	574
U.S customer securitization vehicle	4,150	54	-	-	4,204	3,400	4,144	58	-	2	4,204	3,378
Bank securitization vehicles (2)	-	-	67	-	67	4,230	-	-	192	-	192	5,323
Credit protection vehicle – Apex (3)	522	-	1,386	70	1,978	2,226	522	-	1,385	104	2,011	2,226
Structured investment vehicles	30	891	-	6	927	1,064	40	1,440	-	1	1,481	1,597
Capital and funding trusts	3,977	10,128	842	64	15,011	13,879	2,973	11,132	842	91	15,038	14,972
Total	8,684	11,073	2,882	140	22,779	25,386	7,686	12,630	2,993	198	23,507	28,070
(1)	We consolidate the SPEs in the table and as a result, all intercompany balances and transactions between us and the consolidated SPEs are eliminated upon consolidation.
(2)	Included in other liabilities is $4,187 million of asset-backed commercial paper and term asset-backed securities funding our bank securitization vehicles ($5,186 million in 2012).
(3)	Total assets include cash and interest bearing deposits of $2,076 million and securities of $150 million ($2,069 million and $157 million, respectively in 2012)

Note 8: Acquisitions

We account for acquisitions of businesses using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Asian Wealth Management Business (“AWMB”)

On January 25, 2013, the bank completed the acquisition of an Asian-based wealth management business for cash consideration of $33 million, subject to a post-closing adjustment based on working capital. Acquisition costs of $2 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The business provides private banking services to high net worth individuals in the Asia-Pacific region and provides an important opportunity for us to expand our offering to high net worth individuals in this region. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over 15 years, and software intangible assets which are being amortized over their remaining useful lives. Asian Wealth Management Business is part of our Private Client Group reporting segment.

CTC Consulting, LLC (“CTC”)

On June 11, 2012, we completed the acquisition of United States-based CTC Consulting, LLC for cash consideration of $20 million. During the year ended October 31, 2012, we increased the purchase price by $1 million to $21 million based on a revaluation of equity. Acquisition costs of less than $1 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The acquisition of CTC will help us to expand and enhance our manager research and advisory capabilities and investment offering to ultra-high-net-worth clients and select multi-family offices and wealth advisors. This will allow us to further strengthen and expand our presence in the United States. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 15 years. Goodwill related to this acquisition is not deductible for tax purposes. CTC is part of our Private Client Group reporting segment.

COFCO Trust Co. (“COFCO”)

On August 1, 2012, we acquired a 19.99% interest in COFCO Trust Co., a subsidiary of COFCO Group, one of China’s largest state-owned enterprises with operations across a variety of sectors, including agriculture and financial services. We recorded our investment in COFCO at cost and adjust our investment for our proportionate share of any net income or loss, other comprehensive income or loss and dividends. The investment provides an important opportunity for us to expand our offering to high net worth and institutional clients in China. COFCO Trust Co. is part of our Private Client Group reporting segment.

42 • BMO Financial Group First Quarter Report 2013

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)	2013	2012

	AWMB	CTC
Cash resources	434	2
Loans	311	-
Premises and equipment	-	1
Goodwill	18	7
Intangible assets	16	11
Other assets	-	2
Total assets	779	23
Deposits	746	-
Other liabilities	-	2
Total liabilities	746	2
Purchase price	33	21

The allocation of the purchase price for AWMB and CTC is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

Note 9: Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets and the liabilities assumed. Any excess of the consideration transferred over the fair value of those net assets is considered to be goodwill. Goodwill is not amortized.

    There were no write-downs of goodwill due to impairment during the quarter ended January 31, 2013 and the year ended October 31, 2012.

A continuity of our goodwill by cash generating unit for the quarter ended January 31, 2013 and the year ended October 31, 2012 is as follows:

(Canadian $ in millions)					Personal and Commercial Banking								Private Client Group	BMO Capital Markets		Total
	P&C Canada		P&C U.S.		Total	Client Investing		Investment Products		Private Banking		Insurance	Total
Goodwill as at October 31, 2011	122		2,545		2,667	68		377		344		2	791	191		3,649
Acquisitions during the year	-		-		-	-		-		7		-	7	-		7
Other (1)	-		48		48	-		4		6		-	10	3		61
Goodwill as at October 31, 2012	122		2,593		2,715	68		381		357		2	808	194		3,717
Acquisitions during the period	-		-		-	-		-		18		-	18	-		18
Other (1)	-		(6)		(6)	-		(1)		-		-	(1)	-		(7)
Goodwill as at January 31, 2013	122	(2)	2,587	(3)	2,709	68	(4)	380	(5)	375	(6)	2	825	194	(7)	3,728
(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporate, bcpbank Canada and Diners Club.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Corporation Limited.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, LGM and M&I.
(6)	Relates primarily to Harris myCFO, Inc., Stoker Ostler Wealth Advisors, Inc. M&I, CTC Consulting LLC and AWMB.
(7)	Relates to Gerard Klauer Mattison Co., Inc., BMO Nesbitt Burns Corporation Limited, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities LLC and M&I.

BMO Financial Group First Quarter Report 2013 • 43

Note 10: Deposits

	Payable on demand				Payable after notice		Payable on a fixed date (2) (3)		Total
(Canadian $ in millions)	Interest bearing		Non-interest bearing
	January 31, 2013	October 31, 2012	January 31, 2013	October 31, 2012	January 31, 2013	October 31, 2012	January 31, 2013	October 31, 2012	January 31, 2013	October 31, 2012
Deposits by:
Banks	720	816	991	611	2,402	2,653	17,846	13,210	21,959	17,290
Businesses and governments	12,366	16,461	23,933	21,431	43,641	44,052	122,327	103,238	202,267	185,182
Individuals	4,840	4,745	10,579	10,388	69,849	63,770	41,431	42,327	126,699	121,230
Total (1)	17,926	22,022	35,503	32,430	115,892	110,475	181,604	158,775	350,925	323,702
Booked In
Canada	16,373	21,167	24,370	24,280	65,689	60,654	94,348	97,243	200,780	203,344
United States	928	596	11,079	8,007	49,464	48,968	71,230	49,614	132,701	107,185
Other Countries	625	259	54	143	739	853	16,026	11,918	17,444	13,173
Total	17,926	22,022	35,503	32,430	115,892	110,475	181,604	158,775	350,925	323,702
(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at January 31, 2013 and October 31, 2012, total deposits payable on a fixed date included $22,492 million and $17,613 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. Included in deposits as at January 31, 2013 and October 31, 2012 are $177,544 million and $146,003 million, respectively, of deposits denominated in U.S. dollars, and $3,477 million and $4,777 million, respectively, of deposits denominated in other foreign currencies.
(3)	Includes $157,010 million of deposits, each greater than one hundred thousand dollars, of which $75,727 million were booked in Canada, $65,257 million were booked in the United States and $16,026 million were booked in other countries ($134,146 million, $79,223 million, $43,006 million and $11,918 million, respectively, in October 31, 2012). Of the $75,727 million of deposits booked in Canada $31,179 million mature in less than three months, $5,254 mature in three to six months, $6,010 million mature in six to 12 months and $33,284 million mature after 12 months ($79,223 million, $35,023 million, $5,250 million, $7,979 million and $30,971 million, respectively, in October 31, 2012). We have liquid assets of $166,030 million to support these and other deposit liabilities ($154,606 million in October 31, 2012). A portion of these liquid assets have been pledged.

During the quarter ended January 31, 2013, we did not issue any Covered Bonds. On January 23, 2013, the €1,000,000 Covered Bond Series 1 deposit matured.

During the quarter ended January 31, 2012, we issued US$2.0 billion Covered Bond-Series 5. This deposit pays interest of 1.95% and matures on January 30, 2017.

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at January 31, 2013, we had borrowed $2,286 million of federal funds ($1,674 million as at October 31, 2012).

•	Commercial paper, which totalled $4,925 million as at January 31, 2013 ($4,513 million as at October 31, 2012).
•	Covered bonds, which totalled $7,675 million as at January 31, 2013 ($9,053 million as at October 31, 2012).

Note 11: Subordinated Debt

During the quarters ended January 31, 2013 and 2012, we did not issue or redeem any subordinated debt.

Note 12: Capital Trust Securities

During the quarter ended January 31, 2013, we did not issue or redeem any Capital Trust Securities.

During the quarter ended January 31, 2012, we redeemed all of our BMO Capital Trust Securities – Series C (“BMO BOaTs – Series C”) at a redemption amount equal to $1,000 for an aggregate redemption of $400 million, plus unpaid distributions which had been declared.

Note 13: Share Capital

During the quarters ended January 31, 2013 and 2012, we did not issue or redeem any preferred shares.

On January 24, 2013, we announced our intention to redeem all of our Non-cumulative Class B Preferred Shares Series 5 on February 25, 2013, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

On January 30, 2013, we announced that we had received approvals from the Toronto Stock Exchange (“TSX”) and OSFI to proceed with a normal course issuer bid through the facilities of the TSX to purchase, for cancellation, up to 15 million of our common shares commencing February 1, 2013, and ending January 31, 2014. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. The bank will only initiate any purchases under the bid after consulting with OSFI.

We did not repurchase any shares under our previous normal course issuer bid, which expired on December 15, 2011.

44 • BMO Financial Group First Quarter Report 2013

Share Capital Outstanding (1)

(Canadian $ in millions, except as noted)	January 31, 2013		October 31, 2012
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	8,000,000	200	-
Class B – Series 13	14,000,000	350	14,000,000	350	-
Class B – Series 14	10,000,000	250	10,000,000	250	-
Class B – Series 15	10,000,000	250	10,000,000	250	-
Class B – Series 16	12,000,000	300	12,000,000	300	preferred shares – class B – series 17 (2)
Class B – Series 18	6,000,000	150	6,000,000	150	preferred shares – class B – series 19 (2)
Class B – Series 21	11,000,000	275	11,000,000	275	preferred shares – class B – series 22 (2)
Class B – Series 23	16,000,000	400	16,000,000	400	preferred shares – class B – series 24 (2)
Class B – Series 25	11,600,000	290	11,600,000	290	preferred shares – class B – series 26 (2)
		2,465		2,465
Common Shares	652,010,047	12,027	650,729,644	11,957
Share Capital		14,492		14,422
(1)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2012 on pages 156 to 160 of our 2012 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)	The stock options issued under the stock option plan are convertible into 17,022,546 common shares as at January 31, 2013 (15,801,966 common shares as at October 31, 2012).

Note 14: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We have met OSFI’s stated “all-in” target capital ratios requirement as at January 31, 2013. Our capital position as at January 31, 2013 is detailed in the Capital Management section on pages 16 to 17 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

Note 15: Employee Compensation

Stock Options

During the quarter ended January 31, 2013, we granted a total of 2,003,446 stock options (2,526,345 stock options during the quarter ended January 31, 2012). The weighted-average fair value of options granted during the quarter ended January 31,

2013 was $5.29 per option ($5.54 per option for the quarter ended January 31, 2012).

    To determine the fair value of the stock option tranches (i.e. the 25% portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the three months ended	January 31, 2013	January 31, 2012
Expected dividend yield	6.0%-6.2%	6.8%-7.2%
Expected share price volatility	18.1%-18.6%	21.3%-22.3%
Risk-free rate of return	1.7%-1.9%	1.5%-1.8%
Expected period until exercise (in years)	5.5-7.0	5.5-7.0

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2013	January 31, 2012	January 31, 2013	January 31, 2012
Benefits earned by employees	56	46	7	4
Interest cost on accrued benefit liability	64	67	13	13
Actuarial loss recognized in expense	4	-	-	-
Plan amendment costs recognized in expense	-	-	(1)	(1)
Expected return on plan assets	(81)	(79)	(2)	(1)
Benefits expense	43	34	17	15
Canada and Quebec pension plan expense	16	16	-	-
Defined contribution expense	2	2	-	-
Total pension and other employee future benefit expenses	61	52	17	15

BMO Financial Group First Quarter Report 2013 • 45

Note 16: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2013	January 31, 2012
Net income attributable to Bank shareholders	1,030	1,090
Dividends on preferred shares	(33)	(37)
Net income available to common shareholders	997	1,053
Average number of common shares outstanding (in thousands)	651,442	640,033
Basic earnings per share (Canadian $)	1.53	1.65

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2013	January 31, 2012
Net income available to common shareholders adjusted for dilution effect	997	1,061
Average number of common shares outstanding (in thousands)	651,442	640,033
Convertible shares	-	10,225
Stock options potentially exercisable (1)	9,314	6,254
Common shares potentially repurchased	(8,124)	(4,972)
Average diluted number of common shares outstanding (in thousands)	652,632	651,540
Diluted earnings per share (Canadian $)	1.53	1.63
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 4,648,911 with a weighted-average exercise price of $145.33 for the quarter ended January 31, 2013 (8,236,353 with a weighted-average exercise price of $118.58, for the quarter ended January 31, 2012) as the average share price for the period did not exceed the exercise price.

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding at the beginning of the year or from the date of issue for instruments issued during the year.

Convertible Shares

In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares and interest on capital trust securities as these distributions would not have been paid if the instruments had been converted at the beginning of the year.

Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year, or on the date of issue if later.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

46 • BMO Financial Group First Quarter Report 2013

Note 17: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (“P&C Canada”) offers a broad range of products and services in two customer segments – personal banking and commercial banking. These include financial solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a variety of commercial products and financial advisory services. We deliver services through our network of BMO Bank of Montreal branches, telephone, online and mobile banking platforms, and automated banking machines (“ABMs”), supported by a highly skilled sales force that includes mortgage specialists, financial planners, small business bankers and commercial specialists.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a broad range of products and services to individuals and small and mid-sized business customers. We deliver services through our network of BMO Harris Bank branches, contact centre, online and mobile banking platforms, and ABMs across eight states. We deliver financial expertise to our commercial banking customers through a broad range of lending and treasury management services and products, offering in-depth, specific industry knowledge and strategic capital markets solutions.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions, including insurance products. PCG operates in Canada and the United States, as well as in Asia and Europe.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) is a full-service North American financial services provider offering equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, securitization, treasury management, market risk management, debt and equity research, and institutional sales and trading. BMO CM operates in North America and in various locations around the world.

Corporate Services

Corporate Services consist of Corporate Units and Technology and Operations.

    Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

    Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

    The costs of Corporate Units and T&O services are transferred to the three client operating groups (P&C, PCG and BMO Capital Markets), and only minor amounts are retained in Corporate Services results. As such, Corporate Services operating results reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios, recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio, credit related items on the M&I purchased performing loan portfolio, run-off structured credit activities, M&I integration costs, M&I acquisition-related costs, adjustments to the collective allowance for credit losses and restructuring costs.

    During the quarter ended January 31, 2013, we changed the way we evaluate our operating segments to reflect the provision for credit losses on an actual loss basis. The change in allocation methodology enhances the assessment of performance against our peer group. Previously, provisions for credit losses were allocated to each group based on an expected losses basis for that group, with the difference between expected losses and actual losses reported in Corporate Services. Prior period results have been restated to reflect this change.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. A notable accounting measurement difference is the taxable equivalent basis adjustment as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

BMO Financial Group First Quarter Report 2013 • 47

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

    During the quarter, we refined our methodology for the allocation of revenue in Corporate Services by geographic region. As a consequence, we have reallocated certain revenue of prior periods from Canada to the United States.

48 • BMO Financial Group First Quarter Report 2013

Our results and average assets, grouped by operating segment and geographic region are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2013 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	1,102	600	137	298	79	2,216
Non-interest revenue	461	152	642	606	4	1,865
Total Revenue	1,563	752	779	904	83	4,081
Provision for credit losses	128	32	2	(15)	31	178
Amortization	41	44	19	11	61	176
Non-interest expense	772	405	550	504	183	2,414
Income before taxes and non-controlling interest in subsidiaries	622	271	208	404	(192)	1,313
Provision for income taxes	164	89	45	94	(127)	265
Reported net income	458	182	163	310	(65)	1,048
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income attributable to bank shareholders	458	182	163	310	(83)	1,030
Average Assets	171,437	62,388	21,248	252,907	46,376	554,356
Goodwill (As At)	122	2,587	825	194	-	3,728

For the three months ended January 31, 2012 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total
Net interest income	1,116	638	166	290	108	2,318
Non-interest revenue	447	149	531	485	187	1,799
Total Revenue	1,563	787	697	775	295	4,117
Provision for credit losses	155	63	5	(9)	(73)	141
Amortization	39	48	16	10	62	175
Non-interest expense	769	445	542	474	149	2,379
Income before taxes and non-controlling interest in subsidiaries	600	231	134	300	157	1,422
Provision for income taxes	159	72	30	76	(24)	313
Reported net income	441	159	104	224	181	1,109
Non-controlling interest in subsidiaries	-	-	-	-	19	19
Net Income attributable to bank shareholders	441	159	104	224	162	1,090
Average Assets	157,528	62,454	19,488	248,724	49,940	538,134
Goodwill (As At)	122	2,552	791	191	-	3,656

(Canadian $ in millions)
For the three months ended January 31, 2013	Canada	United States	Other Countries	Total
Net interest income	1,311	890	15	2,216
Non-interest revenue	1,303	460	102	1,865
Total Revenue	2,614	1,350	117	4,081
Provision for credit losses	133	46	(1)	178
Amortization	107	67	2	176
Non-interest expense	1,459	892	63	2,414
Income before taxes and non-controlling interest in subsidiaries	915	345	53	1,313
Provision for income taxes	194	69	2	265
Reported net income	721	276	51	1,048
Non-controlling interest in subsidiaries	13	5	-	18
Net Income attributable to bank shareholders	708	271	51	1,030
Average Assets	347,654	185,808	20,894	554,356
Goodwill (As At)	446	3,189	93	3,728

For the three months ended January 31, 2012	Canada	United States	Other Countries	Total
Net interest income	1,312	992	14	2,318
Non-interest revenue	1,192	473	134	1,799
Total Revenue	2,504	1,465	148	4,117
Provision for credit losses	184	(43)	-	141
Amortization	99	75	1	175
Non-interest expense	1,443	887	49	2,379
Income before taxes and non-controlling interest in subsidiaries	778	546	98	1,422
Provision for income taxes	152	161	-	313
Reported net income	626	385	98	1,109
Non-controlling interest in subsidiaries	14	5	-	19
Net Income attributable to bank shareholders	612	380	98	1,090
Average Assets	321,433	196,238	20,463	538,134
Goodwill (As At)	447	3,116	93	3,656
(1) Corporate Services includes Technology and Operations. (2) Operating groups report on a taxable equivalent basis – see Basis of Presentation section.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group First Quarter Report 2013 • 49

Note 18: Financial Instruments

Book Value and Fair Value of Financial Instruments

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Refer to the notes to our annual consolidated financial statements for the year ended October 31, 2012 on pages 170 to 176 for further discussion on the determination of fair value.

(Canadian $ in millions)			January 31, 2013			October 31, 2012
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	31,519	31,519	-	19,941	19,941	-
Interest bearing deposits with banks	6,149	6,149	-	6,341	6,341	-
Securities	128,362	128,612	250	128,324	128,492	168
Securities borrowed or purchased under resale agreements	52,957	52,957	-	47,011	47,011	-
Loans
Residential mortgages	89,025	89,957	932	87,870	88,554	684
Consumer instalment and other personal	61,531	60,152	(1,379)	61,436	61,014	(422)
Credit cards	7,683	7,438	(245)	7,814	7,573	(241)
Businesses and governments	93,965	92,607	(1,358)	90,402	88,939	(1,463)
	252,204	250,154	(2,050)	247,522	246,080	(1,442)
Customers’ liability under acceptances	8,626	8,534	(92)	8,019	7,966	(53)
Allowance for credit losses (1)	(1,672)	-	1,672	(1,706)	-	1,706
Total loans and customers’ liability under acceptances, net of allowance for credit losses	259,158	258,688	(470)	253,835	254,046	211
Derivative instruments	42,548	42,548	-	48,071	48,071	-
Premises and equipment	2,165	2,165	-	2,120	2,120	-
Goodwill	3,728	3,728	-	3,717	3,717	-
Intangible assets	1,534	1,534	-	1,552	1,552	-
Current tax assets	1,391	1,391	-	1,293	1,293	-
Deferred tax assets	2,792	2,792	-	2,906	2,906	-
Other assets	9,962	9,962	-	10,338	10,338	-
	542,265	542,045	(220)	525,449	525,828	379
Liabilities
Deposits	350,925	351,125	200	323,702	323,949	247
Derivative instruments	43,516	43,516	-	48,736	48,736	-
Acceptances	8,626	8,626	-	8,019	8,019	-
Securities sold but not yet purchased	21,439	21,439	-	23,439	23,439	-
Securities lent or sold under repurchase agreements	37,709	37,709	-	39,737	39,737	-
Current tax liabilities	304	304	-	404	404	-
Deferred tax liabilities	163	163	-	171	171	-
Other liabilities	44,535	44,983	448	46,596	47,111	515
Subordinated debt	4,064	4,276	212	4,093	4,297	204
Capital trust securities	451	619	168	462	636	174
Total equity	30,533	30,533	-	30,090	30,090	-
	542,265	543,293	1,028	525,449	526,589	1,140
Total fair value adjustment			(1,248)			(761)
(1)	The allowance for credit losses is excluded from the calculation of the fair value of loans since the fair value already includes an adjustment for expected future losses on the loans.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

50 • BMO Financial Group First Quarter Report 2013

Financial Instruments Designated at Fair Value

A portion of our structured note liabilities has been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was an increase in non-interest revenue, trading revenues of $8 million for the quarter ended January 31, 2013 (increase of $33 million for the quarter ended January 31, 2012). This includes a decrease of $14 million for the quarter ended January 31, 2013 attributable to changes in our credit spread (increase of $6 million for the quarter ended January 31, 2012). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since they were designated at fair value through profit or loss to January 31, 2013 was an unrealized loss of $14 million. Starting in 2009, we hedged the exposure to changes in our credit spreads.

The fair value and amount due at contractual maturity of these structured notes as at January 31, 2013 were $4,135 million and $4,140 million, respectively ($4,301 million and $4,284 million, respectively, as at October 31, 2012). These structured notes are recorded in Other Liabilities in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The fair value of these investments as at January 31, 2013 of $5,606 million ($5,561 million as at October 31, 2012) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease of $46 million in non-interest revenue, insurance income, for the quarter ended January 31, 2013 (increase of $171 million, for the quarter ended January 31, 2012). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

We designate the obligation related to certain annuity contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the annuity liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these annuity liabilities as at January 31, 2013 of $331 million ($317 million as at October 31, 2012) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these annuity liabilities resulted in a decrease of $4 million in non-interest revenue, insurance income, for the quarter ended January 31, 2013 (decrease of $12 million for the quarter ended January 31, 2012). Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance income.

We designate investments held by our credit protection vehicle and our structured investment vehicle at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed on a fair value basis. The fair value of these investments as at January 31, 2013 of $1,279 million ($1,849 million as at October 31, 2012) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, trading revenues of $1 million for the quarter ended January 31, 2013 (decrease of $5 million for the quarter ended January 31, 2012). We recognized offsetting amounts on derivative contracts that are held to hedge changes in the fair value of these investments.

Note liabilities issued by our credit protection vehicle and our structured investment vehicle have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of investments and derivatives on a different basis. The fair value of these note liabilities as at January 31, 2013 of $957 million ($946 million as at October 31, 2012) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in a decrease of $11 million in non-interest revenue, trading revenues for the quarter ended January 31, 2013 (decrease of $45 million for the quarter ended January 31, 2012).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at January 31, 2013 of $643 million ($654 million as at October 31, 2012) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $11 million for the quarter ended January 31, 2013 (decrease of $25 million quarter ended January 31, 2012).

Fair Value Hierarchy

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

BMO Financial Group First Quarter Report 2013 • 51

(Canadian $ in millions)	January 31, 2013			October 31, 2012
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	9,035	1,139	-	10,160	1,119	-
Canadian provincial and municipal governments	2,512	3,299	76	2,731	2,711	73
U.S. federal government	9,279	-	-	7,052	-	-
U.S. states, municipalities and agencies	87	205	77	204	165	78
Other governments	166	2	-	521	-	-
Mortgage-backed securities and collateralized mortgage obligations	-	559	264	-	766	372
Corporate debt	8,056	5,047	1,225	7,518	5,470	1,331
Corporate equity	21,798	10,754	-	19,822	10,016	-
	50,933	21,005	1,642	48,008	20,247	1,854
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	16,210	-	-	17,277	-	-
Canadian provincial and municipal governments	2,125	600	-	2,080	600	-
U.S. federal government	7,508	-	-	10,099	-	-
U.S. states, municipalities and agencies	84	4,149	1	85	3,753	9
Other governments	4,995	1,046	-	5,388	1,208	-
Mortgage-backed securities and collateralized mortgage obligations	2,774	3,613	-	3,140	3,683	-
Corporate debt	5,903	2,288	67	5,285	2,548	42
Corporate equity	103	138	937	106	137	942
	39,702	11,834	1,005	43,460	11,929	993
Other Securities	142	-	501	128	-	526
Fair Value Liabilities
Securities sold but not yet purchased	19,988	1,451	-	22,729	710	-
Structured notes liabilities and other note liabilities	-	5,092	-	-	5,247	-
	19,988	6,543	-	22,729	5,957	-
Derivative Assets
Interest rate contracts	9	32,863	1	7	38,180	3
Foreign exchange contracts	26	7,906	-	35	8,010	-
Commodity contracts	1,142	38	-	1,132	100	-
Equity contracts	7	331	4	20	342	5
Credit default swaps	-	177	44	-	200	37
	1,184	41,315	49	1,194	46,832	45
Derivative Liabilities
Interest rate contracts	13	32,330	24	7	37,037	20
Foreign exchange contracts	15	7,449	-	9	7,496	2
Commodity contracts	1,095	90	-	1,463	278	-
Equity contracts	50	2,263	57	78	2,146	44
Credit default swaps	-	127	3	-	154	2
	1,173	42,259	84	1,557	47,111	68

52 • BMO Financial Group First Quarter Report 2013

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

Sensitivity analysis at January 31, 2013 for the most significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below where applicable.

Within Level 3 trading securities are mortgage-backed securities and collateralized mortgage obligations of $264 million. The fair value of these securities is determined using benchmarking to similar instruments and by obtaining independent prices provided by third-party vendors, broker quotes and relevant market indices, as applicable. Where external price data is not available, we assess the collateral performance in assessing the fair value of the securities. The impact of assuming a 10 basis point increase or decrease in market spread would result in a change in fair value of $(3) million and $3 million respectively.

Within Level 3 trading securities is corporate debt of $1,113 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

Within Level 3 available-for-sale securities is corporate equity of $626 million that relates to United States Federal Reserve Banks and United States Federal Home Loan Banks that we hold to meet regulatory requirements in the United States and $311 million that relates to private equity investments. The valuation of these investments requires management judgement due to the absence of quoted market prices, the potential lack of liquidity and the long-term nature of such assets. Each quarter, the valuation of these investments is reviewed using relevant company-specific and industry data including historical and projected net income, credit and liquidity conditions and recent transactions, if any. Since the valuation of these investments does not use models, a sensitivity analysis on the category is not performed.

Within derivative assets and derivative liabilities as at January 31, 2013 was $45 million and $27 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives and the related securities based on external price data obtained from brokers and dealers for similar structured products. Where external price information is not available, we use market-standard models to model the specific collateral composition and cash flow structure of the deal. Key inputs to the model are market spread data for each credit rating, collateral type and other relevant contractual features. The impact of assuming a 10 basis point increase or decrease in the market spread would result in a change in fair value of $(3) million and $3 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the quarter ended January 31, 2013.

During the quarter ended January 31, 2013, $16 million of trading mortgage-backed securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities from third-party vendors during the quarter.

During the quarter ended January 31, 2013, $2 million of derivative liabilities were transferred from Level 3 to Level 2 as observable inputs became available for certain foreign exchange contracts.

During the year ended October 31, 2012, $24 million of available-for-sale corporate debt securities, $12 million of trading corporate debt securities and $14 million of trading mortgage-backed securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third-party vendor and are based on market prices. In addition, $105 million of trading mortgage-backed securities and $18 million of trading corporate debt securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities during the year.

During the year ended October 31, 2012, derivative liabilities of $9 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

Changes in Level 3 Fair Value Measurements

The table on the following page presents a reconciliation of all changes in Level 3 financial instruments during the quarter ended January 31, 2013, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

BMO Financial Group First Quarter Report 2013 • 53

(Canadian $ in millions)
		Change in Fair Value
For the three months ended January 31, 2013	Balance October 31, 2012	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers in/(out) of Level 3	Fair Value as at January 31, 2013	Unrealized Gains (losses) (2)
Trading Securities
Issued or guaranteed by:
Canadian provincial and municipal governments	73	3	-	-	-	-	-	76	3
U.S. states, municipalities and agencies	78	(1)	-	-	-	-	-	77	(1)
Mortgage-backed securities and collateralized mortgage obligations	372	14	-	-	(120)	(18)	16	264	14
Corporate debt	1,331	13	-	-	(119)	-	-	1,225	14
Total trading securities	1,854	29	-	-	(239)	(18)	16	1,642	30
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	9	-	-	-	(8)	-	-	1	-
Corporate debt	42	-	1	27	(2)	(1)	-	67	3
Corporate equity	942	(2)	(3)	20	(20)	-	-	937	(3)
Total available-for-sale securities	993	(2)	(2)	47	(30)	(1)	-	1,005	-
Other Securities	526	3	-	24	(52)	-	-	501	3
Derivative Assets
Interest rate contracts	3	(2)	-	-	-	-	-	1	(2)
Equity contracts	5	(1)	-	-	-	-	-	4	(1)
Credit default swaps	37	7	-	-	-	-	-	44	7
Total derivative assets	45	4	-	-	-	-	-	49	4
Derivative Liabilities
Interest rate contracts	20	4	-	-	-	-	-	24	(4)
Equity contracts	44	14	-	-	(1)	-	-	57	(14)
Foreign exchange contracts	2	-	-	-	-	-	(2)	-	-
Credit default swaps	2	1	-	-	-	-	-	3	(1)
Total derivative liabilities	68	19	-	-	(1)	-	(2)	84	(19)

(1) Includes cash settlement of derivative assets and derivative liabilities.

(2) Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on January 31, 2013 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on January 31, 2013 are included in Accumulated Other Comprehensive Income.

54 • BMO Financial Group First Quarter Report 2013

Note 19: Contractual Maturities of Financial Instruments

The tables below show the remaining contractual maturity of on-balance sheet financial assets and liabilities and off-balance sheet financial liabilities. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. For example, trading assets and derivatives are often not held with the intention of holding them until maturity and are frequently settled before contractual maturity at fair value. In addition, retail and commercial operating and term deposits provide a stable and diversified funding base to the bank that for liquidity and funding risk management purposes is considered longer than their contractual term.

(Canadian $ in millions)	January 31, 2013						October 31, 2012
	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments Assets
Cash and cash equivalent	31,519	-	-	-	-	31,519	19,941	-	-	-	-	19,941
Interest bearing deposits with banks	6,149	-	-	-	-	6,149	6,341	-	-	-	-	6,341
Trading securities
Issued or guaranteed by:
Canadian federal government	2,747	3,339	1,604	2,484	-	10,174	3,794	2,689	1,731	3,065	-	11,279
Canadian provincial and municipal governments	970	493	576	3,848	-	5,887	913	594	448	3,560	-	5,515
US federal government	812	3,956	2,921	1,590	-	9,279	1,336	3,574	1,181	961	-	7,052
US states, municipalities and agencies	1	8	48	312	-	369	-	139	89	219	-	447
Other government	-	166	2	-	-	168	88	142	291	-	-	521
Mortgage-backed securities and collateralized mortgage obligations	22	26	178	597	-	823	29	51	198	860	-	1,138
Corporate debt	2,143	2,244	2,839	7,102	-	14,328	2,484	1,789	2,833	7,213	-	14,319
Corporate equity	-	-	-	-	32,552	32,552	-	-	-	-	29,838	29,838
Available-for-sale securities
Issued or guaranteed by:
Canadian federal government	5,145	5,784	5,281	-	-	16,210	3,431	8,230	5,616	-	-	17,277
Canadian provincial and municipal governments	496	360	1,073	796	-	2,725	366	509	856	949	-	2,680
US federal government	790	4,548	2,170	-	-	7,508	4,045	3,725	2,329	-	-	10,099
US states, municipalities and agencies	1,583	722	787	1,142	-	4,234	1,354	810	758	925	-	3,847
Other governments	3,344	2,098	599	-	-	6,041	4,006	1,758	832	-	-	6,596
Mortgage-backed securities and collateralized mortgage obligations - Canada	254	7	-	-	-	261	428	7	-	-	-	435
Mortgage-backed securities and collateralized mortgage obligations - US	7	20	9	6,090	-	6,126	5	15	6	6,362	-	6,388
Corporate debt	399	3,985	3,337	537	-	8,258	351	3,344	3,714	466	-	7,875
Corporate equity	-	-	-	-	1,178	1,178	-	-	-	-	1,185	1,185
Held-to-maturity securities
Issued or guaranteed by:
Canadian federal government	-	101	499	255	-	855	-	101	-	499	-	600
Canadian provincial and municipal governments	-	-	425	-	-	425	-	-	275	-	-	275
Other securities	45	62	4	13	837	961	45	45	33	17	818	958
Total securities	18,758	27,919	22,352	24,766	34,567	128,362	22,675	27,522	21,190	25,096	31,841	128,324
Securities borrowed or purchased under resale agreements	52,957	-	-	-	-	52,957	47,011	-	-	-	-	47,011
Loans and acceptances
Canada
Consumer	21,851	46,102	45,479	8,091	12,405	133,928	19,363	43,189	48,365	8,234	12,925	132,076
Commercial and corporate (1)	40,021	2,694	3,013	1,316	-	47,044	33,706	8,172	2,670	1,198	-	45,746
Commercial real estate	4,466	1,854	1,896	593	-	8,809	4,557	1,898	1,872	681	-	9,008
United States	20,733	12,499	19,372	13,117	453	66,174	20,469	14,059	19,993	9,015	433	63,969
Other countries	4,163	563	149	-	-	4,875	3,949	793	-	-	-	4,742
Total loans and acceptances	91,234	63,712	69,909	23,117	12,858	260,830	82,044	68,111	72,900	19,128	13,358	255,541
Derivative instruments
Interest rate contracts	1,412	6,113	8,468	16,880	-	32,873	1,819	6,077	9,028	21,266	-	38,190
Foreign exchange contracts	3,704	2,132	669	1,427	-	7,932	3,567	2,245	766	1,467	-	8,045
Commodity contracts	840	249	44	47	-	1,180	781	373	49	29	-	1,232
Equity contracts	216	87	39	-	-	342	215	119	33	-	-	367
Credit contracts	11	27	139	44	-	221	14	35	146	42	-	237
Total derivative assets	6,183	8,608	9,359	18,398	-	42,548	6,396	8,849	10,022	22,804	-	48,071
Other assets	8,813	-	-	518	631	9,962	9,200	-	-	508	630	10,338
(1)	Excludes real estate.

BMO Financial Group First Quarter Report 2013 • 55

(Canadian $ in millions)	January 31, 2013						October 31, 2012
	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments Liabilities
Deposits (2)	131,500	27,988	17,611	4,505	169,321	350,925	114,309	23,836	17,482	3,148	164,927	323,702
Derivative instruments
Interest rate contracts	1,626	6,105	8,449	16,187	-	32,367	1,802	6,259	8,643	20,360	-	37,064
Foreign exchange contracts	3,510	2,141	719	1,094	-	7,464	3,193	2,267	843	1,204	-	7,507
Commodity contracts	652	428	59	46	-	1,185	1,156	500	62	23	-	1,741
Equity contracts	1,254	855	261	-	-	2,370	712	611	209	736	-	2,268
Credit contracts	46	35	46	3	-	130	61	38	51	6	-	156
Total derivative liabilities	7,088	9,564	9,534	17,330	-	43,516	6,924	9,675	9,808	22,329	-	48,736
Other liabilities	17,494	5,558	8,326	6,910	6,247	44,535	17,690	7,455	8,017	7,205	6,229	46,596
Acceptances	8,626	-	-	-	-	8,626	8,019	-	-	-	-	8,019
Securities sold but not yet purchased	21,439	-	-	-	-	21,439	23,439	-	-	-	-	23,439
Securities lent or sold under repurchase agreements	37,709	-	-	-	-	37,709	39,737	-	-	-	-	39,737
Capital trust securities	-	-	-	451	-	451	-	-	-	462	-	462
Subordinated debt	-	-	100	3,964	-	4,064	-	-	-	4,093	-	4,093

(2)	Deposits payable on demand and deposits payable after notice are included in the no maturity column.

(Canadian $ in millions)	January 31, 2013						October 31, 2012
	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Financial Instruments
Commitments to extend credit (3)	16,086	20,027	24,931	738	-	61,782	14,161	18,087	24,800	2,937	-	59,985
Operating leases	274	471	355	673	-	1,773	274	469	359	700	-	1,802
Financial guarantee contracts (3)	4,799	-	-	-	-	4,799	4,343	-	-	-	-	4,343
Purchase obligations	896	1,612	826	148	-	3,482	518	517	286	207	-	1,528

(3)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

56 • BMO Financial Group First Quarter Report 2013